2003

REPORT



NATIONAL BANK

About the Company

Liberty National Bancshares, Inc. was incorporated as Rockdale National Bancshares, Inc. under the laws of the State of Georgia on February 13, 1997, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended. The company is a one-bank holding company that owns 100 percent of the issued and outstanding stock of Liberty National Bank, which conducts business in Rockdale and Newton Counties, Georgia. The company's and the bank's name was changed to Liberty National on November 1, 2001.

The bank commenced operations on October 14, 1997, in a temporary facility located at 1000 Georgia Highway 138, Conyers, Georgia. Construction of a permanent Main Office building at the same location was completed during the second quarter of 1999. Liberty National operates two additional branches and an operations center. The Conyers branch is located at 1600 Georgia Highway 20, and the Covington branch, which moved into its permanent facility in May of 2003, is located at 9100 Covington Bypass. The operations center is housed at 329 Gees Mill Road in Conyers.

Liberty National is a full-service financial institution that offers a wide range of commercial and retail banking products and services. We pledge exemplary results, positive growth, and unparalleled service... for you, our shareholders and customers.

TABLE OF CONTENTS









FINANCIAL HIGHLIGHTS

LIBERTY NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Years ended December 31,	2003	2002	2001	2000	1999
BALANCE SHEET					
Assets	$157,143,292	$120,632,571	$107,412,440	$67,265,036	$60,319,214
Investment securities	$13,129,187	$14,052,797	$11,600,931	$10,768,206	$10,217,921
Gross loans	$130,572,520	$96,481,399	$74,054,037	$51,558,155	$41,415,143
Allowance for loan losses	$1,699,162	$1,346,502	$1,059,635	$783,836	$531,024
Deposits	$140,580,501	$107,714,440	$96,661,061	$55,513,669	$52,232,828
Equity	$11,093,985	$9,160,390	$7,869,635	$6,532,466	$5,414,965
STATEMENT OF INCOME AND EXPENSE					
Interest income	$8,246,828	$7,367,195	$6,642,829	$5,453,935	$3,474,260
Interest expense	$2,755,220	$2,781,985	$2,937,874	$2,450,555	$1,422,852
Provision for loan losses	$388,101	$389,405	$295,140	$275,519	361,443
Non-interest income	$1,797,260	$1,377,647	$865,281	$548,323	$323,465
Non-interest expense	$4,573,912	$3,952,669	$3,077,874	$2,460,456	$1,917,403
Income taxes	$838,137	$570,498	$411,388	($24,319)	N/A
Net income	$1,488,718	$1,050,285	$785,834	$840,047	$96,027
MISCELLANEOUS					
Tier 1 capital ratio	7.7%	8.4%	9.3%	12.2%	12.4%
Total capital ratio	8.9%	9.7%	10.6%	13.5%	13.5%
Basic EPS	$1.02	$0.74	$0.57*	$0.62*	$0.07*
Diluted EPS	$0.94	$0.71	$0.56*	$0.61*	$0.07*
Efficiency ratio	62.75%	66.29%	65.98%	69.28%	80.74%
Number of deposit accounts	10,121	8,729	7,211	5,480	4,147
Net charged-off loans	$35,441	$102,538	$19,341	$22,707	$25,000
Non-performing loans	0.00%	0.00%	0.00%	0.00%	0.00%

** Restated for 2-for-1 stock split in 2002.*

TO OUR SHAREHOLDERS

We are very pleased to present the 2003 Annual Report for Liberty National Bancshares, Inc. (the "Company"), parent company for Liberty National Bank (the "Bank"). The Board of Directors established objectives for last year that centered on growth, earnings enhancement, and efficiency. In spite of an uncertain economy, we achieved exemplary results on all counts. The Company ended 2003 with $157.14 million in total assets, which represents a 30.3 percent increase from total assets at December 31, 2002. Liberty National Bancshares' fully diluted earnings per share increased from $0.71 in 2002 to $0.94 this past year, constituting a 32.4 percent improvement. In addition, the Company's efficiency ratio (the percentage of total revenue used to fund non-interest expenses) decreased 5.3 percent to 62.75 during 2003.

Driving the asset growth mentioned above was a $32.87 million (30.5 percent) increase in total deposits last year. Gross loans at December 31, 2003, totaled $130.57 million, which constitutes a 35.3 percent increase over the December 31, 2002 balance.



Net interest income (the interest earned on loans and investments minus the interest paid on deposits and other borrowings) for the year ended December 31, 2003, totaled $5.49 million and represented a 19.8 percent increase compared to 2002. Non-interest income (other fees for services) for the year ended December 31, 2003, totaled $1.80 million and was 30.5 percent higher than during 2002.

We accomplished the 2003 asset and earnings growth noted above in a more efficient manner than during prior years. Total assets per employee increased 7.6 percent to $3.42 million, and net earnings per employee improved 17.1 percent to $32.4 thousand. Also, non-interest operating expenses for the year ended December 31, 2003, totaled $4.57 million, which represents a modest 15.7 percent increase compared to 2002.

While financial performance is certainly important, it merely represents the net result of a myriad of activities that contribute to the Company's success in a given year. Our commitment to extraordinary service, state-of-the-art technology, and active involvement in the communities we serve play a significant role in maintaining a consistent record of growth and profitability. Also, your support and banking business are so important to our continued success. Thank you for all you do for the Company. Please call either of us personally if you have suggestions for our further improvement, or if we may be of service. Thank you.

MICHAEL P. JONES
Chairman of the Board

WILLIAM L. DANIEL
President and CEO

2003 IN REVIEW

Total Loans

As noted above, Liberty National had excellent loan growth during 2003. Not only did our outstanding loans increase by over $34 million, but we also maintained excellent quality in the portfolio. At the December 31, 2003, year end, we had no non-performing loans. Loans past due 30 days or more totaled only $37,417, or 0.03 percent of the portfolio, and net loan losses (the gross amount charged off minus recoveries) were $35,441, or 0.03 percent of average loans outstanding during the year.



(Dollars in Thousands)
$140,000
$130,000
$120,000
$110,000
$100.000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$74,054
$96,481
$130,573
2001
2002
2003

Total Deposits

Deposit growth rebounded nicely last year compared to the mediocre results experienced in 2002. We feel particularly good about the fact that non-interest bearing balances, our lowest-cost funding source, grew 58.4 percent during 2003. Despite these great results, attracting local deposits continues to be a challenge. Nonetheless, we will sharpen our focus on this important area of our business... to maintain adequate liquidity and fund the aforementioned strong loan growth.



(Dollars in Thousands)
$140,000
$130,000
$120,000
$110,000
$100.000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$96,661
$107,714
$140,581
2001
2002
2003

Net Interest Income

Interest rates continued to decline during 2003. Despite that fact, Liberty National Bancshares was able to produce a significant increase in net-interest income. Our net interest margin actually declined by 1.6 percent last year, but we still achieved impressive results through increased volume. The Company is well positioned to take advantage of the much anticipated rise in interest rates.



(Dollars in Thousands)
$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$3,705
$4,585
$5,492
2001
2002
2003

Non-Interest Income

While the Company's earnings continue to be driven primarily by its net-interest margin, consistent profitability is more difficult to attain in a declining interest rate environment. Therefore, the fees we generate from other services play an increasingly important role in achieving our corporate objectives. In that regard, service charges on deposit accounts, mortgage origination income, and other fees for miscellaneous services provided to our customers increased significantly during 2003.



$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
(Dollars in Thousands)
$865
$1,378
$1,797
2001
2002
2003

Number of Deposit Accounts

The number of deposit accounts grew 15.9 percent during 2003 and surpassed the 10,000 account milestone. We will continue to emphasize this important area of our business as we believe it reflects how well we serve our clientele and the local community.



10,000
9,000
8,000
7,000
6,000
5,000
4,000
7,211
8,729
10,121
2001
2002
2003

Efficiency Ratio

Operating efficiency continues to be one of the Company's top priorities. As previously noted, during 2003 we were able to grow the Company's assets by 30.3 percent and net earnings by 41.7 percent, while increasing non-interest expenses by only 15.7 percent. Our focus on working smarter, fully utilizing our employees and operating assets, and eliminating waste has reaped tangible benefits for the Company.



70.00%
60.00%
50.00%
2001
2002
2003

Net Earnings

Earnings represent the net result of all company activities and are generally accepted as one of the top indicators of overall performance. In that regard, we are proud to report that the company's net earnings for the year ended December 31, 2003, totaled $1.49 million and constituted a 41.7 percent increase compared to net earnings of $1.05 million during 2002. This improvement over the prior year's results reflects the progress we have made as an organization and our commitment to generating a competitive return for our shareholders.



$1,400
$1,200
$1,000
$800
$600
$400
$200
(Dollars in Thousands)
$786
$1,050
$1,489
2001
2002
2003

Management Discussion & Analysis
of Financial Condition and Results of Operations

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements, related notes, and statistical information included herein.

The following discussion describes the Company's results of operations for 2003 as compared to 2002, and also analyzes the Company's financial condition as of December 31, 2003, as compared to December 31, 2002. Like most community banks, the Company derives most of its income from interest it receives on its loans and investments. The Company's primary source of funds for making these loans and investments is its deposits, on which the Company pays interest. Consequently, one of the key measures of the Company's success is its amount of net interest income, or the difference between the income on the Company's interest-earning assets, such as loans and investments, and the expense on the Company's interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield the Company earns on these interest-earning assets and the rate the Company pays on its interest-bearing liabilities.

The Company has included a number of tables to assist in the Company's description of these measures (see "Item 1 – Description of Business"). For example, the "Average Consolidated Assets" table shows the average balance during 2003 and 2002 of each category of the Company's assets and liabilities, as well as the yield the Company earned or the rate it paid with respect to each category. A review of this table shows that the Company's loans typically provide higher interest yields than do other types of interest earning assets, which is why the Company intends to channel a substantial percentage of its earning assets into its loan portfolio. Similarly, the "Rate/Volume Analysis" of Net Interest Income table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. The Company also tracks the sensitivity of its various categories of assets and liabilities to changes in interest rates, and the Company has included a "Sensitivity Analysis Table" to help explain this. Finally, the Company has included a number of tables that provide detail about the Company's investment securities, loans, and deposits.

Of course, there are risks inherent in all loans, and the Company maintains an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. The Company establishes and maintains this allowance by charging a provision for loan losses against the Company's operating earnings. In Item 1 – "Description of Business," the Company has included a detailed discussion of this process, as well as several tables describing the Company's allowance for loan losses and the allocation of this allowance among the Company's various categories of loans.

In addition to earning interest on its loans and investments, the Company earns income through fees and other expenses it charges to its customers. The Company describes the various components of this non-interest income, as well as the Company's non-interest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected the Company's financial position and operating results during the periods included in the accompanying financial statements. The Company encourages you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Executive Summary

Total assets increased from $120,632,571 at December 31, 2002, to $157,143,292 at December 31, 2003, an increase of 30.3%. Net income increased from $1,050,285 in 2002 to $1,488,718 in 2003, primarily due to increased loans outstanding. The net interest margin decreased slightly from 3.88% in 2002 to 3.82% in 2003. Credit quality remained strong, with net charge-offs of $35,441 in 2003, or .03% of average loans outstanding.

In May of 2003, the Bank opened its permanent facility in Covington, Georgia. The potential for future growth in both Newton and Rockdale counties remains exceptionally favorable. To address the needs for non-organic capital, the Company commenced a private placement of its Common Stock during early 2003.

The Sarbanes-Oxley Act of 2002 will materially alter the cost of conducting business for 2004 and beyond. The cost of the audit and attest function, by some industry estimates, will increase by as much as 35%. The precise impact of this legislation on smaller companies such as Liberty National Bancshares, Inc. is difficult to ascertain.

■ Critical Accounting Policies

The accounting and financial reporting policies of the Company and the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. In determining which accounting policies are "critical" in nature, the Company has identified the policies that require significant judgment or involve complex estimates. The application of these policies has a significant impact on the Company's financial statements. Financial results could differ significantly if different judgments or estimates are applied. The below described "Allowance for Loan Losses" is the sole accounting policy applied by the Company that the Company has deemed to be "critical."

■ Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the Bank's portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. The use of these values is inherently subjective and the Bank's actual losses could be greater or less than the estimates.

The Bank's allowance for loan losses has two basic components: (1) specific loss estimates for individually classified and impaired loans, and (2) general loss estimates on loans for which no impairment has been identified and large groups of smaller balance homogeneous loans.

Specific loss estimates on individual loans include subjective evaluations related to secondary sources of repayment for the loan which are principally collateral liquidation. The general loss allocations use historical loss ratio experience which may not be indicative of the actual losses present in the loan portfolio at a given point in time.

While the basic methodology of the Bank's loan loss allowance estimation process has not changed, management continuously re-evaluates the use of historical loss factors, national and local economic trends, credit concentrations and other relevant factors in determining the adequacy of the allowance for loan loss.

This estimation process associated with the allowance for loan losses can have significant effects in the estimated loan loss expense of a given period. Generally, the allowance for loan losses increases as the outstanding balance of loans increase or the level of classified or impaired loans increases. Loans or portions of loans that are deemed uncollectible are charged against and reduce the allowance.

Other Significant Events

■ Stock Split

The Board of Directors declared a 2-for-1 stock split for shareholders of record as of July 31, 2002. All share and per share information has been presented to show the effect of the 2-for-1 stock split.

■ Private Placement Offering

Between October 4, 2002, and February 14, 2003, the Company commenced a private placement offering of up to 100,000 shares of its common stock at $10 per share. Shares were offered and sold pursuant to an exemption from the registration requirements of the applicable federal and state securities laws. Proceeds from the offering, net of offering costs, totaled approximately $431,315, and were contributed to the Bank to support future growth.

Results of Operations

For the year ended December 31, 2003, assets increased and net earnings improved. Diluted earnings per common share increased by $.23, from $.71 at December 31, 2002, to $.94 at December 31, 2003. Total assets increased by 30.3%, from $120,632,571 at December 31, 2002, to $157,143,292 at December 31, 2003. Net loans increased from $95,016,120 at December 31, 2002, to $128,767,235 at December 31, 2003, due to strong loan demand coupled with a focused marketing effort. Net charge-offs for 2003 were $35,441, compared to $102,538 in 2002. The higher net loan charge-offs in the twelve months ended December 31, 2002, involved primarily the charge-off of two loans of approximately $21,300 and $32,300 respectively. At December 31, 2003, the Bank's allowance for loan loss reserve ratio was 1.30% of total loans, a decrease from 1.40% at December 31, 2002.

Deposits increased for the same period by $32,866,061, or 30.5%, from $107,714,440 in 2002 to $140,580,501 at December 31, 2003. The increase was primarily attributable to continued growth in the community served by the Bank coupled with the Bank's competitive position in the market. The Bank's investment portfolio decreased $957,560, or 7.0%, from $13,660,229 in 2002 to $12,702,669 in 2003, a net result of bond maturities and calls in the portfolio exceeding the purchase of additional securities.

The Bank's loan-to-deposit ratio was 91.6% at December 31, 2003, compared to 88.2% at December 31, 2002. Pre-tax earnings increased in 2003 because of higher levels of average earning assets, from $105.8 million in 2002 to $130.4 million in 2003. Increased earning assets helped offset a decline in the net interest margin that resulted from changes in the economic environment during 2003. Net interest income increased by $906,398, or 19.8%, from $4,585,210 in 2002 to $5,491,608 in 2003. Non-interest expense increased by 15.7% from $3,952,669 for 2002 to $4,573,912 for 2003. This increase was the result of an increase in personnel expenses and other overhead expenses used to grow the Bank. Non-interest income increased by $419,613, from $1,377,647 for 2002 to $1,797,260 for 2003. This increase was due to the increased volume of deposit accounts, fees associated with overdraft protection service and higher mortgage origination fees.

■ Net Interest Income

The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate non-interest income and to control non-interest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the Company, the ability to generate net interest income is dependent upon the Company's ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

Presented below are various components of assets and liabilities, interest income and expense as well as their yield/cost, calculated on a fully tax equivalent basis for the years indicated.

Non-accrual loans and the interest income that was recorded on these loans, if any, are

	Year Ended December 31, 2003			Year Ended December 31, 2002		
	Average Balance (in thousands)	Interest Income/Expense (in thousands)	Yield/ Cost	Average Balance (in thousands)	Interest Income/Expense (in thousands)	Yield/ Cost
Interest-bearing deposits	$239	$3	1.26%	$66	$1	1.52%
Federal funds sold	$4,832	$50	1.03%	$8,160	$134	1.64%
Securities:						
Taxable	$10,828	$416	3.84%	$10,262	$449	4.38%
Tax-exempt	$1,843	$88	4.77%	$2,130	$117	5.49%
Loans, net	$112,689	$7,720	6.85%	$85,184	$6,706	7.87%
Total earning assets	$130,431	$8,277	6.35%	$105,802	$7,407	7.00%
Interest bearing demand and savings	$39,216	$290	.74%	$35,003	$474	1.35%
Time deposits	$66,444	$2,246	3.39%	$50,998	$2,113	4.14%
Other borrowings	$3,680	$219	5.95%	$3,070	$195	6.35%
Total interest-bearing liabilities	$109,340	$2,755	2.53%	$89,071	$2,782	3.12%
Net spread on earning assets			3.82%			3.88%

included in the yield calculation for loans in all periods reported.

The net spread on earning assets on a tax equivalent basis for the years ended December 31, 2003 and 2002 was 3.82% and 3.88%, respectively. Falling interest rates affected the Bank's net spread on earning assets as assets re-priced faster than liabilities. However, increased volume, especially in loans, helped offset the downward pressure on the net interest margin, resulting in an increase in net interest income from $4,585,210 for the year ended December 31, 2002, to $5,491,608 for the year ended December 31, 2003. Net interest income increased from $3,704,955 for the year ended December 31, 2001, to $4,585,210 for the year ended December 31, 2002. This increase was primarily attributable to higher loan volume.

The net interest margin has been declining for the last two years. Volume increases have more than offset margin compression in each of those years. Regulatory capital constraints will affect and limit the ability of the Bank to continue the dynamic growth rate of loans outstanding that it has experienced over the last two years. In order to sustain earnings growth the Bank will concentrate its efforts on more effective pricing of loan and deposit interest rates. As a result of altered pricing strategies, the Bank anticipates stabilization and eventual improvement in the net interest margin.

■ Non-Interest Income

Non-interest income for the year ended December 31, 2003, and December 31, 2002, amounted to $1,797,260 and $1,377,647, respectively. As a percentage of average assets, non-interest income increased from 1.20% in 2002 to 1.29% in 2003. The increase in non-interest income during 2003 is attributable to the increase in service charges on deposit accounts, which, in turn, is attributable to an increase in the number of deposit accounts and the fees associated with a new overdraft protection program that was implemented in 2002.

Mortgage origination fees increased $227,170 during 2003 as the Bank continued directly managing the product line. The Bank also experienced unprecedented mortgage loan demand as mortgage rates reached 40 year lows during 2002 and remained low in 2003. Refinancing activity over the last two years has created an opportunity for earnings enhancement that may not be sustainable should mortgage rates return to higher levels.

The following table summarizes the major components of non-interest income for the years ended December 31, 2003 and December 31, 2002:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Service fees on deposit accounts	$1,210,927	$1,043,849
Mortgage origination fees	464,523	237,353
Miscellaneous, other	121,810	96,445
Total non-interest income	$1,797,260	$1,377,647

■ Non-Interest Expense

Non-interest expense increased from $3,952,669 during 2002 to $4,573,912 in 2003. As a percentage of total average assets, non-interest expense decreased from 3.45% to 3.29%. Management attributes this decrease in the ratio of non-interest expense to average assets to the results of expense control initiatives and increased levels of overhead coverage from earning assets. Below are the components of non-interest expense for the years ended December 31, 2003 and 2002.

	Year Ended December 31, 2003	Year Ended December 31, 2002
Salaries and other compensation	$2,025,988	$1,677,480
Employee benefits	450,361	322,706
Net occupancy and equipment expense	622,351	594,549
Professional and other outside services	221,431	216,603
Other expense	1,253,781	1,141,331
Total non-interest expense	$4,573,912	$3,952,669

■ Allowance for Loan Losses

During 2003, the allowance for loan losses grew from $1,346,502 at December 31, 2002, to $1,699,162 at December 31, 2003. During 2003, the allowance for loan losses as a percent of gross loans decreased from 1.40% to 1.30%. There were $129,209 in gross charge-offs during 2002 and $65,381 in gross charge-offs during 2003. As of December 31, 2003, management considers the allowance for loan losses to be adequate. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Liquidity and Interest Rate Sensitivity

Net interest income, the Company's primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet of the Company should be structured so that re-pricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these re-pricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to actively manage rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net-interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize the Company's overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2003 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. In addition, call provisions in the bond portfolio and loan prepayments may affect actual maturities.

	Within Three Months	After Three Months but within Six Months	After Six Months but within One Year	After One Year but within Five Years	After Five Years	TOTAL
EARNINGS ASSETS						
Loans	$23,451	$16,338	$28,349	$57,910	$4,525	$130,573
Investment Portfolio	1,050	2,557	1,003	5,545	2,328	12,483
Federal funds sold	3,171	-	-	-	-	3,171
Total earning assets	$27,672	$18,895	$29,352	$63,455	$6,853	$146,227
SUPPORTING SOURCE OF FUNDS						
Interest-bearing demand deposits and savings	$45,162	-	-	-	-	$45,162
Certificates, less than $100M	6,416	7,768	14,241	21,959	-	50,384
Certificates, $100M and over	1,091	4,366	5,248	8,970	-	19,675
FHLB Advances	-	-	-	2,500	-	2,500
Note payable	2,500	-	-	-	-	2,500
Total interest-bearing liabilities	$55,169	$12,134	$19,489	$33,429	-	$120,221
Interest-sensitivity gap	(27,497)	6,761	9,863	30,026	6,853	26,006
Cumulative interest-sensitivity gap	(27,497)	(20,736)	(10,873)	19,153	26,006	
Interest-sensitivity gap ratio	(.50)	1.56	1.51	1.90	n/a	
Cumulative interest-sensitivity gap ratio	(.50)	(.69)	(.87)	1.16	n/a	

As evidenced by the previous table, the Company is cumulatively liability sensitive at one year. In a declining interest rate environment, a liability sensitive position (a gap ratio of less than 1.0) is generally more advantageous since liabilities are re-priced sooner than assets. Conversely, in a rising interest rate environment, an asset sensitive position (a gap ratio over 1.0) is generally more advantageous as earning assets are re-priced sooner than the liabilities. With respect to the Company, an increase in interest rates would result in lower earnings while a decline in interest rates will increase income. This, however, assumes that all other factors affecting income remain constant.

As the Company continues to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. The Bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Company's primary source of liquidity comes from its ability to maintain and increase deposits through the Bank. Deposits grew by $32.9 million during 2003 and by $11.1 million in 2002. Below are the pertinent liquidity balances and ratios for the years ended December 31, 2003 and December 31, 2002:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash and cash equivalents	$ 9,006,635	$6,677,093
Securities	$13,129,187	$14,052,797
CDs over $100,000 to total deposits ratio	14%	17%
Loan to deposit ratio	92%	88%

At December 31, 2003, large denomination certificates of deposit accounted for 14.0% of total deposits. Large denomination certificates of deposit are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination certificates and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination certificates may have a material adverse effect on the Bank's liquidity. Management believes that since a majority of the above certificates were obtained from Bank customers residing in Rockdale and Newton Counties, Georgia, or surrounding counties, the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of Rockdale and Newton Counties, as outside depositors are more likely to be interest rate sensitive.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2003, cash and cash equivalents amounted to $9.0 million, representing 5.7% of total assets. Securities available for sale provide a secondary source of liquidity. Approximately $2,729,000 of securities available for sale were called, matured or paid down in 2003.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2003, the Company had no brokered deposits in its portfolio.

While the Bank does not use brokered deposits as a funds source, it has relied on out-of–market deposits to fund some of the loan growth in the local market. Deposits have not grown as quickly as loan demand in Rockdale and Newton

Counties. The Bank has maintained a dominant position in deposit pricing in the local market. When acquiring deposits from outside the local market, the Bank does not pay interest rates in excess of rates offered in the local market. Out-of-market deposits increased from $6,239,000 in 2002 to $15,719,000 in 2003.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in the Company's liquidity increasing or decreasing in any material way in the foreseeable future.

The Company has entered into a credit facility with a correspondent bank that provides for borrowings up to $2,500,000. The credit facility bears interest at the Prime interest rate less ½% payable quarterly and matures on March 31, 2004. At maturity, the Company has the option to amortize the balance over ten years. Borrowings under the facility are collateralized by the stock of the Bank. The Company is subject to certain covenants that include minimum tangible capital levels and capital ratios, return on asset ratios, non-performing asset limits, and allowance for loan loss levels. At December 31, 2003, outstanding borrowings under this credit facility were $2,500,000 and the interest rate was 3.50%.

Off-Balance Sheet Arrangements

In the normal course of our business, the Bank enters into certain off-balance sheet transactions that are connected with meeting the financing needs of its customers. These off-balance sheet arrangements consist of letters of credit and commitments to extend credit. These arrangements are discussed in detail in Note 14 to the Company's consolidated financial statements.

Capital Adequacy

There are two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines; and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Under the risk-based capital guidelines, capital is divided into two "tiers." Tier 1 capital consists of common shareholders' equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill, certain intangible assets, and certain deferred tax assets are subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital. At December 31, 2003, the Bank had a risk-based capital ratio of 10.16% with 8.96% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The OCC has established a 3.0% minimum leverage ratio requirement. The leverage ratio is computed by dividing Tier 1 capital into total average assets. For banks that are not rated CAMELS-1 by their primary regulator, the minimum leverage ratio should be 4.0% plus an additional cushion of at least 1 to 2 percent, depending upon risk profiles and other factors. At December 31, 2003, the Bank had a leverage ratio of 8.50%.

The Federal Reserve Board, the OCC and the FDIC have adopted a rule that adds a measure of interest rate risk to the determination of supervisory capital adequacy. In connection with this rule, the agencies have implemented a measurement process to measure interest rate risk. Under this proposal, all items reported on the balance sheet, as well as off-balance sheet items, would be reported according to maturity, re-pricing dates and cash flow characteristics. A bank's reporting position would be multiplied by duration-based risk factors and weighted according to rate sensitivity. The net risk weighted position would be used in assessing capital adequacy. The objective of this complex proposal is to determine the sensitivity of a bank to various rising and declining interest rate scenarios.

The regulations affecting bank capital levels are very specific. The Bank has resolved to maintain a "well-capitalized" rating, which must be met by maintaining a total risk based capital ratio in excess of 10.0%. Dropping below that level has financial consequences including increases in FDIC premiums as well as the prohibition of the use of brokered certificates of deposits. Although the Bank has never used brokered deposits, it would like to avoid restrictions on the potential use of the instruments as sources of additional liquidity.

The current risk based capital ratio requirements can restrict the growth of the Bank in that organically created capital does not increase as quickly as loan growth. In order to meet the requirements the Company has infused capital to the Bank. The Company funds the infusions by relying on borrowings from a correspondent bank. The Company continues exploring other opportunities for more permanent solutions to the capital shortage issue.

For additional information regarding regulatory capital ratios, refer to Note 12 of the Company's consolidated financial statements.

Impact of The Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (the "Act") was aimed at correcting what are perceived to be structural weaknesses affecting capital markets, which may have contributed to massive stockholder losses. In summary, the Act is intended to increase the reliability of financial information strengthening the power and independence of corporate audit committees by creating a new regulatory entity to oversee activities of accountants that audit public companies, increasing required financial statement disclosures, and providing tough new penalties for noncompliance.

The Act prohibits the same audit firm performing both internal and external audits. As a consequence, the audit activities will not be as efficient and audit fees, by some industry estimates, are expected to increase by as much as 35%.

Additionally, Section 404 of the Act requires that each annual report of a public company be accompanied by a report by management on the effectiveness of internal control and financial reporting. Auditors are required to attest to and report on management's assessment. In order to attest to management assertions regarding the effectiveness of internal control, auditors will have to do more work and there will be substantial increases in the cost of audits beginning in 2005.

During 2004, management will be engaged in the documentation process for internal controls and financial reporting. Because of limited internal resources, the Company may be required to outsource portions of the documentation. The additional future costs associated with this sweeping legislation are difficult to estimate.

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Liberty National Bancshares, Inc.
Conyers, Georgia

We have audited the accompanying consolidated balance sheets of Liberty National Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty National Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 27, 2004

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Balance Sheets

December 31, 2003 and 2002

Assets

		2003	2002
Cash and due from banks, including reserve requirements of approximately $705,000 and $503,000, respectively	$	5,835,635	5,715,047
Federal funds sold		3,171,000	962,046
Cash and cash equivalents		9,006,635	6,677,093
Investment securities available for sale		12,702,669	13,660,229
Other investments		426,518	392,568
Loans, net		128,767,235	95,016,120
Premises and equipment, net		4,867,325	3,704,983
Accrued interest receivable		557,241	568,304
Other assets		815,669	613,274
	$	157,143,292	120,632,571

Liabilities and Stockholders' Equity

		2003	2002
Deposits:			
Demand	$	25,359,460	16,010,585
Interest-bearing demand and money market		41,158,043	33,018,239
Savings		4,003,932	2,910,717
Time		70,059,066	55,774,899
Total deposits		140,580,501	107,714,440
Note payable		2,500,000	1,000,000
Accrued interest payable and other liabilities		468,806	257,741
FHLB advances		2,500,000	2,500,000
Total liabilities		146,049,307	111,472,181
Commitments			
Stockholders' equity:			
Common stock, $.50 par value; authorized 10,000,000 shares; 1,474,399 and 1,419,000 issued and outstanding		737,200	709,500
Additional paid-in capital		7,004,088	6,502,828
Retained earnings		3,207,879	1,719,161
Accumulated other comprehensive income		144,818	228,901
Total stockholders' equity		11,093,985	9,160,390
	$	157,143,292	120,632,571

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2003 and 2002

		2003	2002
Interest income:			
Interest and fees on loans	$	7,719,987	6,705,558
Interest on federal funds sold		49,890	134,517
Interest on U.S. Treasuries and Government agencies securities		396,265	430,305
Interest on state, county and municipal securities		57,837	77,034
Other investment income		22,849	19,781
Total interest income		8,246,828	7,367,195
Interest expense:			
Deposits:			
Interest-bearing demand		277,727	457,346
Savings		12,140	17,044
Time		2,246,023	2,112,882
Other		219,330	194,713
Total interest expense		2,755,220	2,781,985
Net interest income		5,491,608	4,585,210
Provision for loan losses		388,101	389,405
Net interest income after provision for loan loss 1osses		5,103,507	4,195,805
Other income:			
Service charges on deposit accounts		1,210,927	1,043,849
Investment securities gains		10,000	2,000
Mortgage origination fees		464,523	237,353
Other income		111,810	94,445
Total other income		1,797,260	1,377,647
Other expenses:			
Salaries and other compensation		2,025,988	1,677,480
Employee benefits		450,361	322,706
Occupancy and equipment expense		622,351	594,549
Professional and other outside services		221,431	216,603
Other expense		1,253,781	1,141,331
Total other expenses		4,573,912	3,952,669
Earnings before income taxes		2,326,855	1,620,783
Income taxes		838,137	570,498
Net earnings	$	1,488,718	1,050,285
Net earnings per common share:			
Basic earnings per common share	$	1.02	.74
Diluted earnings per common share	$	.94	.71

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2003 and 2002

		2003	2002
Net earnings	$	1,488,718	1,050,285
Other comprehensive income (loss):			
Unrealized holding gains (losses) on investment securities available for sale arising during period		(117,398)	313,402
Reclassification adjustment for (gains) losses on investment securities available for sale		(10,000)	(2,000)
Total other comprehensive income (loss) before tax		(127,398)	311,402
Income taxes related to other comprehensive income:			
Unrealized holding gains (losses) on investment securities available for sale arising during period		39,915	(106,556)
Reclassification adjustment for gains (losses) on investment securities available for sale		3,400	680
Total income taxes related to other comprehensive income (loss)		43,315	(105,876)
Total other comprehensive (loss) income, net of tax		(84,083)	205,526
Total comprehensive income	$	1,404,635	1,255,811

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2003 and 2002

		Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2001	$	706,188	6,471,196	668,876	23,375	7,869,635
Net earnings		-	-	1,050,285	-	1,050,285
Exercise of stock options (6,624 shares)		3,312	31,632	-	-	34,944
Change in comprehensive income		-	-	-	205,526	205,526
Balance at December 31, 2002		709,500	6,502,828	1,719,161	228,901	9,160,390
Net earnings		-	-	1,488,718	-	1,488,718
Sales of common stock in private placement offering (44,400 shares)		22,200	409,115	-	-	431,315
Exercise of stock options (11,000 shares)		5,500	62,327	-	-	67,827
Income tax benefit related to stock options exercised		-	29,818	-	-	29,818
Change in comprehensive income		-	-	-	(84,083)	(84,083)
Balance at December 31, 2003	$	737,200	7,004,088	3,207,879	144,818	11,093,985

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net earnings	$	1,488,718	1,050,285
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net amortization and accretion on investment securities		107,171	69,653
Investment securities gains		(10,000)	(2,000)
Gain on sale of other real estate owned		(10,404)	-
Depreciation of premises and equipment		296,832	259,269
Provision for loan losses		388,101	389,405
Deferred income tax benefit		(73,889)	(107,612)
Change in deferred loan fees		(12,654)	29,574
Change in accrued interest receivable		11,063	(61,762)
Change in accrued interest payable		(5,409)	13,552
Change in other assets and other liabilities		205,574	(42,270)
Net cash provided by operating activities		2,385,103	1,598,094
Cash flows from investing activities:			
Purchases of investment securities available for sale		(2,000,000)	(5,856,936)
Purchases of other investments		(33,950)	(37,500)
Maturities, calls and paydowns of investment securities available for sale		2,728,851	1,034,318
Sales of investment securities available for sale		-	2,652,001
Net change in loans		(34,354,992)	(22,697,932)
Proceeds from sale of other real estate		199,588	-
Purchases of premises and equipment		(1,458,717)	(132,427)
Improvements to other real estate owned		(1,544)	(21,152)
Net cash used by investing activities		(34,920,764)	(25,059,628)
Cash flows from financing activities:			
Net change in demand and savings deposits		18,581,894	(2,859,429)
Net change in time deposits		14,284,167	13,912,808
Proceeds from other borrowings		1,500,000	1,000,000
Proceeds from exercise of stock options		67,827	34,944
Proceeds from sale of stock		431,315	-
Net cash provided by financing activities		34,865,203	12,088,323
Net change in cash and cash equivalents		2,329,542	(11,373,211)
Cash and cash equivalents at beginning of year		6,677,093	18,050,304
Cash and cash equivalents at end of year	$	9,006,635	6,677,093
Supplemental disclosures of cash flow information and noncash investing and financing activities:			
Cash paid for interest	$	2,760,629	2,768,433
Cash paid for income taxes	$	958,750	568,079
Transfer of loans to other real estate	$	228,430	168,032
Change in unrealized gains/losses on investment securities available for sale, net of tax	$	(84,083)	205,526

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Liberty National Bancshares, Inc. (the "Company"), provides a full range of banking services to individual and corporate customers through its bank subsidiary, Liberty National Bank (the "Bank"), located in Conyers (Rockdale County), Georgia. The Bank has two offices in Conyers (Rockdale County), Georgia, and one office in Covington (Newton County), Georgia and conducts its banking activities primarily in Rockdale County and surrounding counties. The Company and its subsidiary are subject to the regulations of certain government agencies and, therefore, undergo periodic examinations by those regulatory authorities.

The Company was incorporated under the laws of the State of Georgia on February 13, 1997, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended. The Company began its general banking business on October 14, 1997. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with deferred tax assets, the recognition of which are based on future taxable income.

Reclassifications

Certain 2002 amounts have been reclassified to conform with the presentation used in 2003.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2003 and 2002, all securities were classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity. The unrealized holding gains or losses included in the separate component of stockholders' equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Other Investments

Other investments include investments in stock of the Federal Reserve Bank, the Federal Home Loan Bank and Community Financial Services, Inc. (The Bankers Bank). These investments are carried at cost.

Loans, Loan Fees and Interest Income on Loans

Loans are stated at the principal amount outstanding, net of the allowance for loan losses and deferred loan fees. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the respective loans.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance represents an amount, which in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in eight different categories. Grades five through eight are assigned allocations of loss based on management's estimate of potential loss, which is generally based on collateral deficiencies or loss percentages by grade used by the Federal bank regulators. Loans graded one through four are stratified by type and allocated loss ranges based on peer group loss experience and regulatory guidelines as the Company does not have a significant loss history of its own. The combination of these results are compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an outsourced loan reviewer to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such regulators may require additions to the allowance based on their judgments of information available to them at the time of their examination.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are:

Buildings and improvements	10 - 40 years
Furniture, fixtures and equipment	3 - 10 years

Income Taxes

The Company uses the liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, this method requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Statement of Cash Flows

For purposes of reporting cash flows, the Company includes cash on hand, due from banks and federal funds sold as cash and cash equivalents.

Stock Based Compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. The Company has chosen not to adopt the cost recognition principles of this statement and accounts for stock options under Accounting Principles Board Opinion No. 25 and its related interpretations. Had compensation costs been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, net earnings would have reflected the proforma amounts below:

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
Stock Based Compensation, continued

		2003	2002
Net earnings, as reported	$	1,488,718	1,050,285
Proforma stock-based compensation cost adjustments associated with new grants and forfeitures, net of tax		1,748	(97,089)
Proforma net earnings	$	1,490,466	953,196
Basic earnings per share, as reported	$	1.02	.74
Proforma stock-based compensation cost adjustments associated with new grants and forfeitures, net of tax, per share		-	(.07)
Basic proforma earnings, per share	$	1.02	.67
Diluted earnings per share, as reported	$	.94	.71
Proforma stock-based compensation cost adjustments associated with new grants and forfeitures, net of tax, per share		-	(.07)
Diluted proforma earnings, per share	$	.94	.64

For the proforma disclosure purposes above, the Company immediately recognized the expense associated with the option grants assuming that all awards are vested. The fair value of the options on the grant date using the Black-Scholes option pricing model, no dividend yield and an expected life of 10 years and other information used to estimate the fair value is as follows:

		2003	2002
Weighted average fair value of options at the grant date	$	3.42	2.50
Risk-free interest rates		3.96%	4.14%

See note 13 for additional information regarding stock option plans.

Net Earnings Per Share
Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effects of potential common shares outstanding during the period. The average market price during the year is used to compute equivalent shares. The reconciliation of the amounts used in the computation of both basic earnings per share and diluted earnings per share for the years ended December 31, 2003 and 2002 are as follows:

		Net Earnings	Average Shares Outstanding		Per Share Amount
For the year ended December 31, 2003:					
Net earnings – basic	$	1,488,718	1,463,366	$	1.02
Effect of dilutive stock options		-	112,258		
Net earnings – diluted	$	1,488,718	1,575,624	$	.94
For the year ended December 31, 2002:					
Net earnings – basic	$	1,050,285	1,416,895	$	.74
Effect of dilutive stock options		-	73,076		
Net earnings – diluted	$	1,050,285	1,489,971	$	.71

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (FASB) and other standard setting entities that do not require adoption until a future date are either not directly applicable at the present time or are not expected to have a material impact on the Company's consolidated financial statements upon adoption.

(2) INVESTMENT SECURITIES

Securities available for sale at December 31, 2003 and 2002, are as follows:

		December 31, 2003			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$	4,560,476	18,462	-	4,578,938
U.S. Government agencies		5,233,074	170,170	-	5,403,244
State and municipal		1,567,813	43,382	-	1,611,195
Mortgage backed securities		1,121,884	130	12,722	1,109,292
	$	12,483,247	232,144	12,722	12,702,669

		December 31, 2002			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$	2,571,232	25,784	-	2,597,016
U.S. Government agencies		6,880,419	257,675	-	7,138,094
State and municipal		2,112,301	50,756	-	2,163,057
Mortgage backed securities		1,749,457	13,557	952	1,762,062
	$	13,313,409	347,772	952	13,660,229

The following outlines the unrealized losses and fair value by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

		Less than 12 months		12 months or more		Total	
		Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage backed securities	$	1,098,755	12,722	-	-	1,098,755	12,722

The amortized cost and estimated market value of investment securities available for sale at December 31, 2003, by contractual maturity, are shown as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

		Amortized Cost	Estimated Fair Value
Due in one year or less	$	4,609,623	4,678,807
Due after one year through five years		5,535,602	5,663,742
Due after five years through ten years		-	-
Greater than ten years		1,216,138	1,250,828
Mortgage backed securities		1,121,884	1,109,292
	$	12,483,247	12,702,669

(2) INVESTMENT SECURITIES, continued

The following summarizes investment securities sales activities for the years ended December 31, 2003 and 2002:

		2003	2002
Proceeds from sales of securities	$	-	2,652,001
Gross gains on sales and calls of securities		10,000	7,188
Gross losses on sales of securities		-	(5,188)
Investment securities gains	$	10,000	2,000

Securities with a carrying value of approximately $9,138,000 and $6,288,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes.

(3) LOANS

Major classifications of loans at December 31, 2003 and 2002, are summarized as follows:

		2003	2002
Commercial	$	10,364,448	8,998,629
Loans secured by real estate:			
Construction		41,544,228	24,365,324
Individual mortgage		25,138,158	16,776,424
Commercial mortgage		50,946,794	43,652,956
Installment and simple interest		2,578,892	2,688,066
		130,572,520	96,481,399
Less:			
Net deferred loan fees		106,123	118,777
Allowance for loan losses		1,699,162	1,346,502
Net loans	$	128,767,235	95,016,120

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Rockdale County and other surrounding Georgia counties. A substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

At December 31, 2003 and 2002, the Bank had no non-accrual loans or loans that were considered impaired.

The following is a summary of transactions in the allowance for loan losses:

		2003	2002
Balance, beginning of year	$	1,346,502	1,059,635
Provision charged to expense		388,101	389,405
Loans charged off		(65,381)	(129,209)
Recoveries of loans previously charged off		29,940	26,671
Balance, end of year	$	1,699,162	1,346,502

(4) PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2003 and 2002, are summarized as follows:

	2003	2002
Land and improvements	$ 1,799,253	1,694,848
Buildings and improvements	2,938,691	1,700,221
Furniture, fixtures and equipment	1,404,620	1,260,897
Leasehold improvements	7,497	41,754
	6,150,061	4,697,720
Less: Accumulated depreciation and amortization	1,282,736	992,737
	$ 4,867,325	3,704,983

Depreciation expense and leasehold amortization was $296,832 and $259,269, for the years ended December 31, 2003 and 2002, respectively.

(5) DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $19,675,000 and $17,816,000 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$ 39,179,866
2005	11,536,284
2006	7,380,370
2007	7,892,474
2008	4,070,072
	$ 70,059,066

(6) NOTE PAYABLE

In March 2002, the Company entered into a credit facility with a correspondent bank that provides for borrowings of up to $2,500,000. The credit facility bears interest at the prime interest rate less ½% payable quarterly and matures on March 31, 2004. At maturity, the Company has the option to amortize the balance over ten years. Borrowings under the facility are collateralized by the stock of the Bank. The Company is subject to certain covenants that include minimum tangible capital levels and capital ratios, return on asset ratios, non-performing asset limits, and allowance for loan loss levels. At December 31, 2003, outstanding borrowings under this credit facility were $2,500,000, with an interest rate of 3.50%.

(7) FHLB ADVANCES

At December 31, 2003 and 2002, the Bank had two advances outstanding totaling $2,500,000 from the Federal Home Loan Bank of Atlanta (the "FHLB"). The Bank has pledged approximately $2,575,500 in U.S. Government securities as collateral for the advances. One of the advances totaling $1,250,000 matures on March 3, 2005, bears interest at a fixed rate of 6.9% per annum, and provides the FHLB the option, beginning March 3, 2003, to convert this advance into a three-month LIBOR-based floating rate advance. The other advance totaling $1,250,000 matures on March 22, 2005, bears interest at a fixed rate of 6.6% per annum, and provides the FHLB the option, beginning March 22, 2002, to convert this advance into a three-month LIBOR-based floating rate advance. Both advances were obtained in 2000. If the FHLB elects not to convert the advances, then the Bank may elect to terminate in whole these transactions on any payment date with the payment of a prepayment fee to the FHLB. If the FHLB elects to convert the advances, the Bank may elect to terminate the transactions without payment of a prepayment fee on any subsequent date. As of December 31, 2003, no advances had been converted as described above.

(8) STOCKHOLDERS' EQUITY

Beginning October 4, 2002, the Company commenced a private placement of up to 100,000 shares of its Common Stock at $10 per share. As the shares were offered and sold pursuant to an exemption from the registration requirements of the applicable Federal and state securities laws, none of the offered and sold shares were registered with the United States Securities and Exchange Commission or any state securities commission. The offering expired on February 14, 2003. Proceeds from the offering, net of offering costs, totaled approximately $431,315, and were contributed to the Bank to support future growth.

The Board of Directors declared a 2-for-1 stock split for shareholders of record as of July 31, 2002. The distribution of the additional shares was executed August 15, 2002.

(9) EMPLOYEE BENEFIT PLANS

The Bank has a contributory 401(k) employee profit sharing plan. Employees are eligible to participate in this plan subject to certain service requirements. Under the provisions of the plan, employees may contribute from 1 to 15 percent of their salaries, up to the legal contribution limit. Based on the profits from the previous year, the Bank contributes a percentage of eligible employee compensation to the deferred profit sharing portion of the 401(k) plan. Bank contributions vest 20 percent each year for the first five years of employment. After five years of employment, all previous and subsequent contributions vest 100%. Amounts expensed in the years ended December 31, 2003 and 2002, as a result of the Bank's contributions to the plan, totaled approximately $40,800 and $35,000, respectively.

(10) INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2003 and 2002 are as follows:

		2003	2002
Current	$	912,026	678,110
Deferred		(73,889)	(107,612)
	$	838,137	570,498

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes for the years ended December 31, 2003 and 2002 are as follows:

		2003	2002
Pretax income at statutory rate	$	791,130	551,067
Add (deduct):			
Nondeductible expenses		7,166	8,613
Tax exempt income		(19,890)	(26,192)
State income taxes and other		59,731	37,010
Income taxes	$	838,137	570,498

The following summarizes the tax effects of temporary differences comprising the net deferred tax asset at December 31, 2003 and 2002:

		2003	2002
Deferred income tax assets:			
Allowance for loan losses	$	621,414	486,100
Deferred loan fees and other		50,305	64,200
Total deferred income tax assets		671,719	550,300
Deferred income tax liabilities:			
Unrealized gain on investment securities available for sale		(74,603)	(117,900)
Accumulated depreciation		(180,830)	(133,300)
Total deferred income tax liabilities		(255,433)	(251,200)
Net deferred income tax asset	$	416,286	299,100

(11) RELATED PARTY TRANSACTIONS

The Bank conducts transactions with directors and officers, including companies in which they have beneficial interest, in the normal course of business. It is the Bank's policy to comply with Federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons.

The Bank had deposits from related parties totaling approximately $12,221,000 at December 31, 2003. Additionally, the following table summarizes related party loan activity during 2003:

Beginning balance	$	2,511,600
New loans		1,357,600
Repayments		(1,415,200)
Ending balance	$	2,454,000

In 2002, the Board of Directors of the Company approved a proposal from the business interests of one of the Company's Directors to construct the Bank's permanent facility in Newton County, Georgia. The Company received three bids for the project, and the project was awarded to the bidder submitting the lowest bid for the construction project. During 2003, payments totaling approximately $1,244,000 were made to the business interest of the Director in connection with the construction of the banking facility.

(12) REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003 and 2002, the most recent notification from the bank regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

(12) **REGULATORY MATTERS, continued**

The consolidated and bank only actual capital amounts and ratios for 2003 and 2002 are presented in the following table (in thousands):

		Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
		Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003							
Total Risk-Based Capital (to Risk - Weighted Assets):							
Consolidated	$	12,647	8.93%	11,333	8.00%	N/A	N/A
Bank	$	14,384	10.16%	11,320	8.00%	14,151	10.00%
Tier I Capital (to Risk-Weighted Assets):							
Consolidated	$	10,948	7.73%	5,666	4.00%	N/A	N/A
Bank	$	12,685	8.96%	5,660	4.00%	8,490	6.00%
Tier I Capital (to Average Assets):							
Consolidated	$	10,948	7.31%	5,989	4.00%	N/A	N/A
Bank	$	12,685	8.50%	5,970	4.00%	7,463	5.00%
As of December 31, 2002							
Total Risk-Based Capital (to Risk - Weighted Assets):							
Consolidated	$	10,278	9.70%	8,408	8.00%	N/A	N/A
Bank	$	10,619	10.05%	8,398	8.00%	10,498	10.00%
Tier I Capital (to Risk-Weighted Assets):							
Consolidated	$	8,931	8.44%	4,204	4.00%	N/A	N/A
Bank	$	9,297	8.79%	4,199	4.00%	6,299	6.00%
Tier I Capital (to Average Assets):							
Consolidated	$	8,931	7.20%	4,942	4.00%	N/A	N/A
Bank	$	9,297	7.52%	4,960	4.00%	6,178	5.00%

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. The amount of dividends the Bank may pay in 2004 without prior approval is limited to approximately $2,665,000 plus 2004 earnings of the Bank.

(13) STOCK OPTIONS

The Company maintains a stock option plan, which allows for a total of 200,000 common stock options to be granted to members of the Board of Directors. The exercise price for each option shall be the average market price of a share of stock on the date of grant.

Options outstanding and activity for the years ended December 31, 2003 and 2002 under this plan, consisted of the following:

	2003		2002	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Beginning of period	126,000	$ 5.59	106,000	$ 5.23
Granted	-	-	20,000	$ 7.50
Exercised	(2,000)	7.50	-	-
Cancelled	-	-	-	-
End of period	124,000	$ 5.56	126,000	$ 5.59

At December 31, 2003, these options had a weighted-average remaining contractual life of 5.39 years and all option shares under this plan were exercisable at prices ranging from $5.00 to $7.50.

The Company maintains a stock option plan, which allows for a total of 200,000 common stock options to be granted to eligible directors, officers and key employees. Stock options granted under this plan may be incentive stock options or nonqualified stock options. The Board of Directors may grant incentive stock options or nonqualified stock options to any director, officer, or other employee, including an employee who is a director of the Company. Such shares may be treasury, or authorized, but unissued, shares of common stock. The options granted vest ratably over a three-year period.

The exercise price for options granted as either an incentive stock option or as a nonqualified stock option must be equal to 100 percent of the market price on the day the option is granted, as determined by the Board of Directors. The exercise price under an incentive stock option granted to a person owning stock representing more than 10 percent of the Company's common stock must equal at least 110 percent of the fair market value at the date of the grant, but in no case less than par value, and such option is not exercisable until five years from the date the incentive stock option is granted.

Options outstanding and activity for the years ended December 31, 2003 and 2002 under this plan, consisted of the following:

	2003		2002	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Beginning of period	105,034	$ 6.25	73,728	$ 5.50
Granted	2,700	10.56	38,842	7.50
Exercised	(8,999)	5.87	(6,624)	5.28
Cancelled	(4,001)	7.17	(912)	6.00
End of period	94,734	$ 6.37	105,034	$ 6.25

(13) STOCK OPTIONS, continued

A summary of options outstanding under this plan as of December 31, 2003, is presented below:

Options Outstanding	Range of Price per Share	Weighted Average Price Per Share	Years Remaining	Options Currently Exercisable	Weighted Average Price Per Share
92,034	$ 5.00 – 7.50	$ 6.24	6.39	68,139	$ 5.82
2,700	$ 10.00 – 11.00	$ 10.56	9.21	-	-
94,734	$ 5.00 – 11.00	$ 6.37	6.48	68,139	$ 5.82

(14) COMMITMENTS

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2003 and 2002, commitments to extend credit totaled $31,125,000 and $25,591,000, respectively.

Standby letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The Bank holds collateral supporting these commitments as deemed necessary. At December 31, 2003 and 2002, commitments under standby letters of credit totaled approximately $350,000 and $184,000, respectively.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the other party. Collateral held varies but may include: accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties on those commitments for which collateral is deemed necessary.

The Company has an employment agreement with the President and Chief Executive Officer of the Bank. The arrangement provides for an annual base salary, plus medical insurance premiums, and such other benefits which are generally made available to other senior executives of the Company and the Bank. In the event of a change in control of the Company, the officer will be paid a lump sum distribution equal to three times his annual compensation, including bonuses. The agreement expired in February 2003.

(15) SUPPLEMENTAL FINANCIAL DATA

Components of other non-interest expenses in excess of one percent of total interest and other income for any of the respective years are as follows:

		2003	2002
Supplies and forms	$	81,642	95,874
Telecommunication	$	96,056	87,842
Data processing expense	$	365,189	284,320
ATM processing fees	$	102,592	90,533
Directors fees	$	85,732	90,871

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Cash Equivalents

For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities

Fair values for investment securities are based on quoted market prices.

Other Investments

The carrying value of other investments approximates fair value.

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits

The fair value of demand deposits, savings accounts, NOW accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using current rates at which comparable certificates would be issued.

Note Payable

The carrying amount of the variable rate note payable is a reasonable estimate of fair value.

Accrued Interest

The carrying value of accrued interest receivable and payable approximates fair value.

FHLB Advances

The fair value of the FHLB borrowings is estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are made using variable rates, and have short maturities, the carrying value and the fair value are immaterial.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

		2003		2002	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:					
Cash and cash equivalents	$	9,006,635	9,006,635	6,677,093	6,677,093
Investment securities available for sale	$	12,702,669	12,702,669	13,660,229	13,660,229
Other investments	$	426,518	426,518	392,568	392,568
Loans	$	128,767,235	129,806,601	95,016,120	96,615,610
Accrued interest receivable	$	557,241	557,241	568,304	568,304
Liabilities:					
Deposits	$	140,580,501	141,647,959	107,714,440	108,936,921
Note payable	$	2,500,000	2,500,000	1,000,000	1,000,000
Accrued interest payable	$	104,675	104,675	110,085	110,085
FHLB advances	$	2,500,000	2,652,768	2,500,000	2,845,159

(17) CONDENSED FINANCIAL INFORMATION OF LIBERTY NATIONAL BANCSHARES, INC.

Balance Sheets

December 31, 2003 and 2002

Assets

		2003	2002
Cash	$	42,337	12,314
Federal funds sold		403,000	305,000
Investment in subsidiary		12,815,089	9,508,889
Investment securities available for sale		322,219	325,875
Other assets		37,303	23,655
	$	13,619,948	10,175,733

Liabilities and Stockholders' Equity

		2003	2002
Note payable	$	2,500,000	1,000,000
Accounts payable		25,963	15,343
Stockholders' equity		11,093,985	9,160,390
	$	13,619,948	10,175,733

(17) CONDENSED FINANCIAL INFORMATION OF LIBERTY NATIONAL BANCSHARES, INC., continued

Statements of Earnings

For the Years Ended December 31, 2003 and 2002

		2003	2002
Income:			
Interest on investment securities available for sale	$	16,500	18,349
Interest on Federal funds sold		346	267
Gains from sales of securities		-	2,500
		16,846	21,116
Expenses:			
Interest expense		44,195	23,425
Legal and accounting fees		49,787	61,721
Other professional fees		15,237	16,489
Other expense		10,411	7,799
		119,630	109,434
Loss before income taxes and equity in undistributed earnings of bank subsidiary		(102,784)	(88,318)
Income tax benefit		34,947	30,028
Earnings (loss) before equity in undistributed earnings of bank subsidiary		(67,837)	(58,290)
Equity in undistributed earnings of bank subsidiary		1,556,555	1,108,575
Net earnings	$	1,488,718	1,050,285

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net earnings	$	1,488,718	1,050,285
Adjustments to reconcile net earnings to net cash used by operating activities:			
Equity in undistributed earnings of bank subsidiary		(1,556,555)	(1,108,575)
Change in accounts payable		10,620	(3,256)
Gain on sales of securities		-	(2,500)
Change in other assets and liabilities, net		17,413	9,885
Net cash used by operating activities		(39,804)	(54,161)
Cash flows from investing activities:			
Proceeds from the sales of securities		-	102,500
Contributions to subsidiary		(1,831,315)	(800,000)
Net cash used by investing activities		(1,831,315)	(697,500)
Cash flows from financing activities:			
Proceeds from note payable		1,500,000	1,000,000
Proceeds from exercise of stock options		67,827	34,944
Proceeds from sales of stock		431,315	-
Net cash provided by financing activities		1,999,142	1,034,944
Net change in cash		128,023	283,283
Cash and cash equivalents at beginning of the year		317,314	34,031
Cash and cash equivalents at end of the year	$	445,337	317,314



Pictured Left to Right:
Back Row:
Bill Walker and Bill Daniel
Second Row:
Mike Jones, Art Torsiglieri, Flynn Nance, and Dean Alford
First Row:
Mike Potts, John Fountain, Julia Morgan, and Hazel Durden.
Not pictured: Troy Athon

BOARD OF DIRECTORS

- **C. Dean Alford** (Secretary)
  President and Chief Executive Officer
  ALLIED UTILITY NETWORK

- **Troy A. Athon** (Vice-Chairman)
  Chief Executive Officer
  STARCREST, INC.

- **William L. Daniel**
  President and Chief Executive Officer
  LIBERTY NATIONAL BANCSHARES, INC.
  and LIBERTY NATIONAL BANK

- **Hazel E. Durden**
  Principal/Owner
  REALTY METRO

- **John A. Fountain, M.D.**
  President
  EAST METRO DERMATOLOGY, PC

- **Michael P. Jones, CPA** (Chairman)
  Managing Partner
  JONES, MCKNIGHT & EDMONSON, PC
  CERTIFIED PUBLIC ACCOUNTANTS

- **Julia Morgan** (Director Emeritus)

- **R. Flynn Nance, D.V.M.**
  Veterinarian, President
  HONEY CREEK VETERINARY HOSPITAL, INC.

- **Michael R. Potts**
  Chief Executive Officer
  THE POTTS COMPANY

- **Arthur J. Torsiglieri, Jr., M.D.**
  Physician, Partner
  EAR, NOSE AND THROAT SPECIALISTS OF CONYERS

- **William R. Walker, II**
  Executive Vice President & Senior Lending Officer
  LIBERTY NATIONAL BANK

▼EXECUTIVE COMMITTEE

Pictured Left to Right:
Mike Jones, Julia Morgan (Director Emeritus) and Dean Alford. Not pictured: Troy Athon





▲ EXECUTIVE OFFICERS

Pictured Left to Right:
Bill Walker, *EVP and Senior Lending Officer,*
Dick Cheatham, *Chief Financial Officer,*
and Bill Daniel, *President and CEO.*

▼ JULIA MORGAN

DIRECTOR EMERITUS



"*Protecting shareholders was always her first concern... her passion,*" comments Marsha Rose, daughter of Director Emeritus Julia Morgan. "*She also knew the difference a true local bank could make in a community – the positive influence one could have on local business, local commerce, and local folks.*"

Julia Morgan's love of banking and all its challenges are what led her to become a founding director of Liberty National Bank. She joined the Bank in 1997 when it was organized, and served on the Executive, Audit, and Loan Committees. During her seven years on the Board, she tirelessly shared her time and expertise, playing an integral role in the Bank's success. Although Julia officially retired last year, the board asked that she remain involved and elected her as the Bank's first Director Emeritus.

Serving on a bank board was not new to Julia. In addition to being active in the family insurance business of Ed Morgan & Associates, Inc., she was a director of First Bank of Conyers and served on the corporate board of Bank South.

Liberty National Bank wishes to thank Julia for her many years of dedicated service to the Bank and to the community. The effects of her leadership and commitment will be realized far into the future of the Bank.



Pictured Left to Right:
Back Row: Doug Smith, Bill Daniel, Dick Cheatham, Bill Walker, and Bob Hightower
Middle Row: Pat Austin, Tammy Porter, Cher Voyles, Denesia Cox, Debbie Everson, and Paul Courchaine
Front Row: Charley Grant, Patsy Mitchell, Deitre George, Patti Faubli, and Julia Chandler

▲ OFFICERS

■ **Pat Austin**
Banking Officer/Construction Lender

■ **Julia Chandler**
Banking Officer/Customer Care Manager

■ **Dick Cheatham**
Chief Financial Officer and Cashier

■ **Paul Courchaine**
Vice President/Manager of Construction Lending

■ **Denesia Cox**
Vice President/Mortgage Origination

■ **Bill Daniel**
President and CEO

■ **Debbie Everson**
Vice President/Branch Coordinator

■ **Patti Faubli**
Banking Officer/Loan Processing Manager

■ **Deitre George**
Banking Officer/Operations Manager

■ **Charley Grant**
Banking Officer/Conyers Northside Branch Manager

■ **Bob Hightower**
Newton County President

■ **Patsy Mitchell**
Assistant Vice President/Commercial Lender

■ **Tammy Porter**
Banking Officer/Newton County Branch Manager

■ **Doug Smith**
Banking Officer/Director of Technology

■ **Cher Voyles**
Banking Officer/Mortgage Origination

■ **Bill Walker**
Executive Vice President/Senior Lending Officer

Shareholder Information

Annual Meeting

The Company's Annual Meeting of Shareholders will be held Wednesday, May 12, 2004, at 5:30 p.m. at the Company's offices, located at 1000 Georgia Highway 138, Conyers, Georgia, 30013.

Form 10K

A copy of the Company's 2003 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available free of charge upon written request to Jesse R. Cheatham, Jr., Chief Financial Officer, Liberty National Bancshares, Inc., P.O. Box 82030, Conyers, Georgia, 30013.

Legal Counsel

SMITH, GAMBRELL & RUSSELL, LLP
Atlanta, Georgia

Independent Auditors

PORTER KEADLE MOORE, LLP
Atlanta, Georgia

Transfer Agent and Registrar

REGISTRAR & TRANSFER COMPANY
Cranford, New Jersey

Branch Locations

Conyers Main Office
1000 Georgia Highway 138
Conyers, Georgia 30013
770-785-7880 phone • 770-785-7107 fax

Conyers Northside Office
1600 Georgia Highway 20
Conyers, Georgia 30012
770-761-9209 phone • 770-761-0961 fax

Covington Main Office
9100 Covington Bypass
Covington, Georgia 30014
678-342-7242 phone • 678-342-6106 fax

Internet

www. libertywebbank.com

Cover Photo: *Left to Right, starting from Back Cover:*
Chad Hargrove, Katrina Godfrey, Brenda Cronan, Melinda Kavanaugh, Deedee Hurst, Sara Denney, Bill Daniel, Shonnah Needham, Kelly Martinovich, Lynn Colquitt, and Debbie Rising

Table of Contents Photos: *Top to Bottom*
Kara Smith and shareholder Cynthia Pavey • Karen Trickler and Nicole • Paul Courchaine and builder Wes Bonner • Customer Hooshmand Daryooni

